NETWORK CN INC.

Securities and Exchange Commission

June 26, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Network CN Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed April 13, 2023

File No. 000-30264

Ladies and Gentlemen:

I am submitting this letter and the following information in response to a letter, dated June 12, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10K for Fiscal Year Ended December, 2022 (the “Form 10-K") of Network CN Inc. (the “Company”, “we”, “our” or “us”) ) filed to the Commission on April 13, 2023. Concurrently with the submission of this letter the Company is filing Form 10-K/A (the “Form 10-K/A”) via EDGER with the Commission.

To facilitate your review, we have separately delivered to you today a copy of the Form 10-K/A, marked to show changes since our last submission of the Form 10-K.

The Staff’s comments are repeated below in bold and italic, and are followed by the Company’s response. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form 10-A.

Form 10-K for Fiscal Year Ended December 31, 2022

Use of Terms, page i

1.	Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIEs conduct operations in China, that the VIEs are consolidated for accounting purposes but are not entities in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors own an interest.

RESPONSE

The Company respectfully advise the Staff that the Company did not conduct any business through variable interest entities (“VIEs”) since 2015. However, we include VIEs in our corporate structure because we have not terminated the commercial agreements for the VIEs. The Company’s VIEs, Beijing Huizhong Bona Media Advertising Co., Ltd (“Bona”) did not have operation since 2010 and Xingpin Shanghai Advertising Limited (“Xingpin”) established in 2013 but did not commence business since its incorporation. The disclosure on page F-14 of Form 10-A shows Bona’s business license has been revoked and Xingpin was dormant.

And Cityhorizon Limited and Crown Winner International Limited were in progress of deregistration as the Company started the deregistration process on June 9, 2022. In May 2023, the Board of Directors agreed and approved the termination of all commercial agreements with Bona and Xingpin. The Company delivered termination notice to terminate all the commercial agreements with Bona and Xingpin and the Company will no longer able to exert control over Bona and Xingpin when the termination notices become effective. Such event will be disclosure in the Company’s 10-Q filing for the period ending June 30, 2023.

香港九龍尖沙咀科學館道 9 號新東海商業中心 7 樓 705B 室

Unit 705B, 7/F, New East Ocean Centre, 9 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong

NETWORK CN INC.

Securities and Exchange Commission

June 26, 2023

During the fiscal year ended December 31, 2022, we conducted all of our business in the mainland China (“PRC”) through our PRC subsidiary in Ningbo only. Currently, the Company has established three newly subsidiaries, NCN (Ningbo) Culture Media Co., Ltd (“NCN Ningbo”), NCN (Chengdu) Culture Media Co., Ltd, (“NCN Chengdu”) and NCN (Tianjin) Culture Co., Ltd (“NCN Tianjin”). The disclosure under “Recent Developments” on page 1, under the subsection “Our Business in Chengdu and Tianjin” and “Our Business in Ningbo” stated our business conducts through these three subsidiaries.

The Form 10-K/A provides under the “History” on page 1 clarification to describe the subsidiaries that are conducting the businesses. The Company believes that such references and the continued use of “we” and “our” and similar terms provide appropriate clarification as to the entity or entities applicable to the disclosures made in the Amended Form 10-K/A.

The Company appreciates the Staff’s comment and the Company has amended its disclosures in the section of Use of Terms at page i and the section Item 1. Business under the subsection “History” on page 1 of the Form 10-K/A regarding our wholly owned subsidiaries conduct operations in China. The Company also amended its disclosure in the section under “Corporate Structure” at pages 8 and 9 of the Form 10-K/A regarding the entity (including the domicile) in which investors own an interest.

2.	We note that your definition of China and the PRC excludes Hong Kong and Macau. We also note that you appear to have operations and directors/officers located in Hong Kong. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. Please also discuss the laws and regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and consequences. The requested disclosure may appear in the definition itself or in another appropriate discussion of legal and operational risks applicable to the company.

RESPONSE

The Company acknowledges the Staff’s comments and have revised the Form 10-K/A by adding Item 1 Business subsection “Our Holding Company Structure and Operations in Hong Kong and China”. The Company has also amend Item 1A “ Risk Factors” to clarify that the potential legal and operational risks associated with operating in China also apply to operations in Hong Kong by adding a new subsection “Risks Related to Doing Business in China”, and “Risks Related to Doing Business in Hong Kong” under Item 1A “Risk Factors” that incorporate the issues noted by the Staff in this comment, beginning on page 24 and page 34 of the Form 10-K/A.

Item 1. Business, page 1

3.	Please disclose prominently in Item 1 that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Please also provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

香港九龍尖沙咀科學館道 9 號新東海商業中心 7 樓 705B 室

Unit 705B, 7/F, New East Ocean Centre, 9 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong

NETWORK CN INC.

Securities and Exchange Commission

June 26, 2023

RESPONSE

During the year ended December 31, 2022, we conducted all of our business in the PRC through our PRC subsidiary in Ningbo only. Stared 2023, the Company conducts our business through three PRC subsidiaries, NCN (Ningbo) Culture Media Co., Ltd (“NCN Ningbo”), NCN (Chengdu) Culture Media Co., Ltd, (“NCN Chengdu”) and NCN (Tianjin) Culture Co., Ltd (“NCN Tianjin”). The Company appreciates the Staff’s comments and have supplemented the Company’s disclosures in Item 1. Business under the subsection of “History” and “Our Holding Company Structure and Operations in Hong Kong and China” regarding our corporate structure including a reference to the risk facing the company as a result of the structure on page 1 of the Form 10-K/A.

4.	Please disclose prominently the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Provide a cross-reference to your detailed discussion of such legal and operational risks.

RESPONSE

The Company has supplemented the disclosures regarding legal and operational risks associated with being based in or have the majority of the Company’s operations in China by adding a subsection “Our Holding Company Structure and Operations in Hong Kong and China” including a reference to the “Risks Related to Doing Business in China” beginning on page 24 in the Form 10-K/A.

The Company notes that its audit’s headquarter located in Colorado and it is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022, and Holding Foreign Companies Accountable Act and related regulations currently do not affect the Company as the Company’s auditor is subject to PCAOB’s inspection on a regular basis.

5.	We note your disclosure on page F-14 that the company "exerted 100% control" of the variable interest entity through a set of commercial arrangements. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, please disclose that the Delaware holding company is the primary beneficiary of the VIEs for accounting purposes.

香港九龍尖沙咀科學館道 9 號新東海商業中心 7 樓 705B 室

Unit 705B, 7/F, New East Ocean Centre, 9 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong

NETWORK CN INC.

Securities and Exchange Commission

June 26, 2023

RESPONSE

As noted in the response to Comment #1, the Company conducts our business through our wholly owned subsidiaries in PRC only. The Company’s VIEs, Beijing Huizhong Bona Media Advertising Co., Ltd (“Bona”) and Xingpin Shanghai Advertising Limited (“Xingpin”) did not have operation during the year ended December 31, 2022 which the subgroup of Cityhorizon Limited and Crown Winner International Limited were in progress of deregistration. The disclosure on page F-14 shows Bona’s business license has been revoked and Xingpin was dormant.

The Company appreciates the Staff’s comment and the Company has amended its disclosures in the section of Item 1. Business under the subsection “History” on page 1 and “Corporate Structure” at pages 8 and 9 of the Form 10-K/A.

香港九龍尖沙咀科學館道 9 號新東海商業中心 7 樓 705B 室

Unit 705B, 7/F, New East Ocean Centre, 9 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong

NETWORK CN INC.

Securities and Exchange Commission

June 26, 2023

6.	Please describe how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and the consolidated VIEs, or to investors, and quantify the amounts where applicable. Please provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally, please also include this disclosure in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE

The Company has supplemented its disclosures in the section of Item 1. Business under the subsection of “Transfer of Cash to and From Our Subsidiaries” at page 3 of the Form 10-K/A and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 41 of the Form 10-K/A to disclose how cash is transferred through the Company’s consolidated group, including disclosures related to the any transfers, dividends, or distributions have been made to date.

7.	Please disclose that to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. Additionally, please also include this disclosure in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE

The Company has supplemented its disclosures in the section of Item 1. Business under the subsection of “Transfer of Cash to and From Our Subsidiaries” at page 3 of the Form 10-K/A and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 41 of the Form 10-K/A to disclose the limitations to transfer cash or assets.

8.	Please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Additionally, please also include this disclosure in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE

The Company has supplemented its disclosures in the section of Item 1. Business under the subsection of “Transfer of Cash to and From Our Subsidiaries” at page 3 of the Form 10-K/A and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 41 of the Form 10-K/A to disclose the limitations on our ability to transfer cash between holding company, our subsidiaries and investors.

9.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, please summarize the policies here and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state here that you have no such cash management policies that dictate how funds are transferred. Additionally, please also include this disclosure in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

香港九龍尖沙咀科學館道 9 號新東海商業中心 7 樓 705B 室

Unit 705B, 7/F, New East Ocean Centre, 9 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong

NETWORK CN INC.

Securities and Exchange Commission

June 26, 2023

RESPONSE

The Company have no such cash management policies that dictate how funds are transferred. The Company has supplemented its disclosures in the section of Item 1. Business under the subsection of “Transfer of Cash to and From Our Subsidiaries” at page 3 of the Form 10-K/A and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 41 of the Form 10-K/A to disclose how cash is transferred through the Company’s consolidated group.

10.	Please refer to the section captioned "Corporate Structure." Please revise your diagram to use dashed lines without arrows with respect to the relationship with the VIEs. Additionally, please describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIEs' operations and financial results into your financial statements. Identify clearly the entity in which investors own their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Delaware holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

RESPONSE

The Company has amended its disclosures in the section of Item 1. Business subsection “Corporate Structure” to disclose the relationship with VIEs on pages 8 and 9 of the Form 10-K/A.

11.	Please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you conclude that you do not need any additional permissions and approvals to operate your business and to offer securities to investors, and you did not rely upon an opinion of counsel in coming to that conclusion, state as much and explain why such an opinion was not obtained. Lastly, we note that the CSRC has recently announced regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. Please also include disclosure to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.

RESPONSE

The Company has supplemented Item 1. Business disclosures by adding a new subsection “Permission or Approvals Required from the PRC Authorities with respect to the Operations of our PRC Subsidiaries” that incorporate the issues noted by the Staff in this comment, on page 2 of the Form 10-K/A.

香港九龍尖沙咀科學館道 9 號新東海商業中心 7 樓 705B 室

Unit 705B, 7/F, New East Ocean Centre, 9 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong

NETWORK CN INC.

Securities and Exchange Commission

June 26, 2023

12.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide here, in tabular form, a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

RESPONSE

As noted in the response in Comment #1 above, the Company conducts 100% of our business with our wholly owned subsidiaries in PRC only and no business was conducted by the Company’s VIEs.

The Company appreciates the Staff’s comment and the Company has amended its disclosures in the section of Item 1. Business under the subsection “History” on page 1 of the Form 10-K/A in the section under “Corporate Structure” at pages 8 and 9 of the Form 10-K/A.

13.	Include a summary of risk factors and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE

The Company appreciates the Staff’s comments and have supplemented the Company’s disclosures in Item 1. Business under the subsection of “Our Holding Company Structure and Operations in Hong Kong and China” and under the subsection “Summary of Certain Risks Associated with Our Businesses” regarding the risks facing the Company as a result of this structure on page 1 and page 5 of the Form 10-K/A.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

14.	Please refer to the section captioned "Overview of Our Business." Please acknowledge here that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

香港九龍尖沙咀科學館道 9 號新東海商業中心 7 樓 705B 室

Unit 705B, 7/F, New East Ocean Centre, 9 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong

NETWORK CN INC.

Securities and Exchange Commission

June 26, 2023

RESPONSE

As noted in the response to Comment #1, the Company conducts 100% our business our wholly owned subsidiaries in PRC only and no business was conducted by the Company’s VIEs. The Company appreciates the Staff’s comment and the Company has amended its disclosures in the section of Item 1. Business under the subsection “History” on page 1 of the Form 10-K/A regarding our wholly owned subsidiaries conduct operations in China. The Company also amended its disclosure in the section under “Corporate Structure” atpages 8 and 9 of the Form 10-K/A.

15.	Please refer to the section captioned "Recent Developments." Given the Chinese government’s significant oversight and discretion over the conduct of your business, please highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE

The Company appreciates the Staff’s comments and have supplemented the Company’s disclosures in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the subsection of “Recent Developments” regarding the risks that the Chinese government may intervene or influence your operations at any time as a result of this structure on page 39 the Form 10-K/A.

16.	Please refer to the section captioned "Recent Developments." In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE

The Company appreciates the Staff’s comments and have supplemented the Company’s disclosures in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the subsection of “Recent Developments” on page 39 the Form 10-K/A.

Item 9A. Controls and Procedures, page 18

17.	You disclose that your disclosure controls and procedures were not effective as a result of the material weaknesses in your internal control over financial reporting that existed as of such date as discussed below. Please revise to discuss the material weaknesses in your internal control over financial reporting and also state that your internal control over financial reporting is not effective. Refer to Item 308(a)(3) of Regulation S-K.

RESPONSE

The Company appreciates the Staff’s comments and have amended the disclosure in the Company’s disclosures in Item 9A. Controls and Procedures regarding controls and procedures were on page 51 of the Form 10-K/A.

Please do not hesitate to contact me at s.cheng@ncnmedia.com, if you have any questions regarding the foregoing or if I can provide any additional information.

香港九龍尖沙咀科學館道 9 號新東海商業中心 7 樓 705B 室

Unit 705B, 7/F, New East Ocean Centre, 9 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong

NETWORK CN INC.

Securities and Exchange Commission

June 26, 2023

Very truly yours,

Shirley Cheng

Chief Financial Officer

香港九龍尖沙咀科學館道 9 號新東海商業中心 7 樓 705B 室

Unit 705B, 7/F, New East Ocean Centre, 9 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong